Exhibit 12.1

UNITIL CORPORATION

Computation in Support of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2001	2000	1999	1998	1997
	(000's Omitted Except Ratio)

Earnings:
Net Income before Extraordinary Item	$5,027	$7,216	$8,438	$8,249	$8,235
Extraordinary Item, net	(3,937)	----	----	----	----

Net Income, per Consolidated Statement of Earnings	1,090	7,216	8,438	8,249	8,235
Federal and State Income Taxes included in :
Operations	3,421	3,413	4,047	3,710	4,166
Investment Write-down	1,236	----	----	----	----
Extraordinary Item	1,388	----	----	----	----
Interest on Long-Term Debt	7,637	6,440	6,477	5,412	5,242
Amortization of Debt Discount Expense	72	60	60	61	60
Other Interest	1,895	2,105	1,091	1,787	1,889

Total	$16,739	$19,234	$20,113	$19,219	$19,592

Fixed Charges:
Interest of Long-Term Debt	$7,637	$6,440	$6,477	$5,412	$5,242
Amortization of Debt Discount Expense	72	60	60	61	60
Other Interest	1,895	2,105	1,091	1,787	1,889
Pre-tax Preferred Stock Dividend Requirements	417	398	406	415	418

Total	$10,021	$9,003	$8,034	$7,675	$7,609

Ratio of Earnings to Fixed Charges	1.67	2.14	2.50	2.50	2.57